March 20, 2015 VIA EDGAR SYSTEM	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	UTC North American Fund – Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of UTC North American Fund, Inc., a Maryland corporation (the “Company”), we are hereby transmitting for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary notice of special meeting, proxy statement and form of proxies (under the cover page required by Rule 14a-6(m) and Schedule 14A of the Exchange Act) for use in conjunction with a special meeting of shareholders of the Company (the “Special Meeting”).

The only substantive matters to be considered at the Special Meeting are: (1) the election of seven directors to the Company’s Board of Directors and (2) the approval of a new sub-advisory agreement for the Company’s series, the UTC North American Fund.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosure

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.